EXHIBIT 99.2 Media release

Rio Tinto releases details of $10.8 billion of taxes and royalties paid in 2022
03 April 2023
MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto has published its 2022 Taxes and Royalties Paid Report, detailing $10.8 billion of global taxes and royalties paid during the year.
This compares to $13.3 billion in 2021, during very strong commodity prices, and is the third-highest annual global taxes and royalties paid by Rio Tinto since it published its first annual Taxes Paid report, for 2010.
In Australia, which is home to almost half of the company’s assets, $8.5 billion (A$12.3 billion) was paid in taxes and royalties in 2022, down from $11.1 billion (A$14.8 billion) in 2021. Rio Tinto also made significant tax and royalty payments in Canada ($718 million), Chile ($678 million), Mongolia ($294 million) and the United States ($135 million).
Rio Tinto Chief Financial Officer Peter Cunningham said “At Rio Tinto, we are finding better ways to provide the materials the world needs, and it is important that we do this responsibly and transparently, while contributing to the host countries and communities where we live and work.
“Taxes and royalties play a critical role in the economic and social development of the regions and communities we operate in. As temporary custodians of the land where we operate, we have a responsibility to extract value from the minerals and materials we produce in the safest and most sustainable way. This includes providing economic opportunities; safeguarding and promoting health, wellbeing, and human rights; combatting climate change; and being the best possible stewards of the natural resources entrusted to us.”
In the past ten years, Rio Tinto has paid $74.9 billion in taxes and royalties globally, of which more than 78% was paid in Australia.
View source version on businesswire.com: https://www.businesswire.com/news/home/20230331005315/en/

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Matthew Klar
M: +44 7796 630 637

David Outhwaite
M: +44 7787 597 493

Media Relations, Americas
Simon Letendre
M: +1 514 796 4973

Malika Cherry
M: +1 418 592 7293
Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M: +44 7920 010 978

Clare Peever
M: +44 7788 967 877

Media Relations, Australia
Matt Chambers
M: +61 433 525 739

Jesse Riseborough
M: +61 436 653 412

Alyesha Anderson
M: +61 434 868 118

Investor Relations, Australia
Tom Gallop
M: +61 439 353 948

Amar Jambaa
M: +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T: +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com